July 3, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Ms. Loan Lauren P. Nguyen, Special Counsel

VIA EDGAR AND ELECTRONIC MAIL

Re:	Taggares Agriculture Corp.

Registration Statement on Form S-1

Registration No. 333-195334

Dear Ms. Nguyen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Taggares Agriculture Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File Number 333-195334, together with all exhibits thereto (collectively, and as amended, the “Registration Statement”). The Registration Statement was initially filed with the Commission on April 17, 2014.

At this time the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please e-mail a copy of the Order to the Company’s legal counsel, Andrew W. Shawber of Summit Law Group PLLC at andys@summitlaw.com.

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

If you have any questions regarding this application, please contact the undersigned at (509) 590-2443 or Andrew W. Shawber at Summit Law Group PLLC at (206) 676-7118. Thank you for your attention to this matter.

* * * * *

Sincerely,

TAGGARES AGRICULTURE CORP.

By:	/s/ Peter J. Taggares IV
Peter J. Taggares IV
President and Chief Executive Officer

cc:	Andrew W. Shawber
Laura A. Bertin
Summit Law Group PLLC
315 Fifth Ave South, Suite 1000
Seattle, WA 98104